May 1, 2001



To the Shareholders of BioMeridian Corporation:

As your President, I want to communicate news about your company's progress - and disappointments - for the year past.

First, a report of the advances we have made.

Products and Sales
Our Meridian Stress Assessment device (MSA-21) continues to be the market leader in the area of Electro Dermal Screening. This device is sold in two principal variations that account for a majority of our revenues.

During 2000, we introduced a complementary device to our customers - The Quantron Resonance System (QRS). This is a pulsed magnetic therapy unit that incorporates patented technology to improve cell metabolism.

Liquidity, Obligations and Equity
We entered 2000 with liabilities totaling $6.3 million - 97.5% of which were short-term payables, accruals and note obligations. As we closed out 2000, our total liabilities had been reduced by $2.2 million with just 57.4% of our remaining $4.1 million in obligations in the short-term category. The reduced obligations mark progress in debt repayments and relief while the classification to long-term debt will afford us some additional time in addressing the satisfaction of all obligations.

The current note payable to Bank One totaled $2.5 million as of December 1999. During 2000, we negotiated a 4-year amortizing term loan for $1.3 million with Zions Bank to replace the Bank One obligation, establish a repayment plan, and allow us to categorize the majority of this obligation as long-term. This loan is guaranteed by the Company's two largest shareholders. In addition, I have agreed to classify obligations payable to me which total $698,000 as 2-year notes to assist with additional time for repayment and strengthen our financial position.

While we did not obtain outside financing during 2000, current note obligations totaling $1.14 million were converted to common stock, thus easing some of the pressure for cash disbursement.

The result of operations and debt management during 2000 has been an increase in working capital of approximately $2.26 million.

Disposition of Affiliated Companies
In September 1999 we acquired Biological Technologies International, Inc. (BTI) with the intent of augmenting our product line with complementary product sales,

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adding to our technical expertise and marketplace knowledge. As the two companies attempted to combine their efforts, it became clear to our personnel that the expenses of BTI and the continuing liabilities associated with the acquisition exceeded the incremental sales cash flow and future possibilities. Therefore, on November 22, 2000, we entered into an agreement with BTI whereby the principals of BTI re-acquired their company in exchange for the cancellation of $463,000 of debt we owed to the BTI principals. The transaction also reduced our monthly debt obligations by approximately $60,000.

Subsequent to year-end, we took further steps to improve our liquidity position. In March 2001, a disinterested majority of the Board of Directors sold to me the assets used in the Bio-Origins business in exchange for $260,000 in debt reduction and $200,000 in cash. The Board also retained an option to acquire up to 80% of the Bio-Origins enterprise, commencing in January 2002.

With the sale of both BTI and Bio-Origins operations, we have reduced our operating costs, reduced debt, and placed ourselves in a position to better focus on our products, development, and strategic view of the future.

Now, a report on events that have negatively impacted shareholder value.

Public Market for Company Stock
As every investor knows, the broad market for equity securities has taken a substantial hit during the past year. Shares of our common stock sold for as high as $1.00 and as low as $.08 during 2000. Relatively few shares trade hands since there is a thin market for these securities. While we would like to see the market price for our securities increase, there are many factors affecting the price at any point in time, many of which we neither control nor influence. We believe that our officers and employees should be working effectively with the resources at hand with an objective of being both productive and profitable. Public valuation of our securities will be the result of sales growth, profitability, and outside influences of the market.

Asset Write-downs
Net goodwill and technology assets totaled $2.0 million at December 31, 1999 and cost us $566,000 in monthly amortization charges during 2000. At the end of the year, these assets were scrutinized for future economic benefit. The conclusion of this analysis resulted in a write-off of $690,000 at year-end and a continuation of $226,000 in like assets entering 2001. This new, reduced amount of intangible assets is projected to charge earnings during 2000 an amount totaling approximately $113,000.

When we sold our interest in SkyHook Technologies to Envirofoam Technologies, Inc. (EFT) we received both cash and a note receivable. This note was paid down, then exchanged for shares of preferred stock in EFT valued at $1,600,000. EFT is not a company with publicly-trading stock, and private investment transactions have been accomplished by EFT in a per-share amount roughly equivalent to the per-share value of the EFT stock we hold. In order to realize liquidity of this investment, however, we have begun negotiations with EFT and its investors to

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sell our shares of EFT stock at a discounted amount per share. Therefore, to conservatively reflect the likelihood of liquidating this investment at a price less than reported value, an allowance of $400,000 was booked for the year ended December 31, 2000.

Litigation
The legal claim, which was brought against us in December 1998 by a former distributor, has now been settled through arbitration with the result being that we were ordered to pay $1.00 to this former distributor. Unfortunately, the legal fees incurred in the process of this case totaled nearly $80,000, which made the victory bitter-sweet.

We are also continuing an aggressive legal challenge to the claims of a competitor that a patent issued in November 2000 invalidates our ability to manufacture and sell our MSA devices. Following the filing of our complaint and a counterclaim by the defendant, the process continues. We believe that we are in the right and are attempting to establish a long-term solution to this conflict, which will enable us to pursue device sales without restriction. Again, this is an expensive pursuit, but also a current reality in order to preserve and build on the business we have already established.

Conclusion
All in all, I am not satisfied with the operations or position of our company at this point in time. I am hopeful, however, that our legal challenges will be cleared, sales and profitability will increase, and that product enhancements will result in even more individuals receiving the benefit of healthier living through use of our products. Finally, I am grateful for a team of dedicated employees who have weathered some storms and continue to serve you, the shareholders, through their individual functions in sales, training, service, and administration. It is rewarding to work with men and women of vision and dedication.

Sincerely,


/s/
William A. Fresh
Chairman, President & CEO
BioMeridian Corporation


P.S. Please see the attached annual report information along with a copy of the company's audited financial statements for the years ended December 31, 2000.


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